[DESCRIPTION]Report of 10f-3 Transactions
Securities Purchases in Underwritings Involving
Transactions with Morgan Stanley Dean Witter, Merrill Lynch, Goldman Sachs, DLJ Subject to Rule 10f-3 Under the Investment Company Act of 1940
PROTECTIVE CAPITAL GROWTH FUND

10f-3 TRANSACTIONS FOR THE PERIOD APRIL 1, 1998 THROUGH JUNE 30, 1998
                                                          Total
            Date     Shares   % of FundPrice pePurchased bIssued   Purchased                       Held
Security    PurchasedPurchasedAssets   Share   Fund Group (000)    By Group Broker(s)              06/30/98
Ziff Davis I04/28/98 17,800   0.07%    $15.50  17,800     25,800   0.00%    Morgan Stanley Dean Wit35,900

1-Purchase may not exceed 3% of Fund's Total Assets.
2-Purchases by all Protective Funds may not exceed the greater of (i) 4% of the principal amount of the offering or (ii) $500,000 in principal amount, but in no event may exeed 10% of the principal amount of the offering.